OMB Number: 3235-0157


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM N-8F/A


AMMENDMENT NO. 2
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES


I. General Identifying Information


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):


[ ] Merger


[ ] Liquidation


[X ] Abandonment of Registration
The fund qualifies for an exclusion from the definition of investment company under section 3(c)(1) and has filed Form D and also erroneously filed Form RW and was told this is the correct form to file.


(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2. Name of fund:


UIC Trust


3. Securities and Exchange Commission File No.:


811-23455


4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?


[] Initial Application [X] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2093 Philadelphia Pike # 1426, Claymont, DE 19703


6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Blas Jacob Cabrera
2093 Philadelphia Pike # 1426, Claymont, DE 19703
(302) 212-4031


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Blas Jacob Cabrera
2093 Philadelphia Pike # 1426, Claymont, DE 19703
(302) 212-4031


Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.


8. Classification of fund (check only one):


[X] Management company;


[] Unit investment trust; or


[ ] Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):


[X ] Open-end [ ] Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):


DELAWARE


11. Provide the name and address of each investment adviser of the fund, including subadvisers, during the last five years, even if the funds contracts with those advisers have been terminated:


NONE


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the funds contracts with those underwriters have been terminated:

None - We did no public offering and do not propose to make a public offering of any kind.


13. If the fund is a unit investment trust (UIT) provide:


N/A


(a) Depositors name(s) and addressees):
(b) Trustees name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


[ ] Yes [X ] No


If Yes, for each UIT state:
Name(s):
File No.: 811-________
Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


[X] Yes [] No


If Yes, state the date on which the board vote took place:


There is only one Board Trustee and the final decision was made to deregister in May 30th 2023 after many years of planning and intention to do so.


If No, explain:


(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


[ ] Yes [x] No
If Yes, state the date on which the shareholder vote took place:


If No, explain:


We are a internal Non-profit Pooled Investment Fund without Shareholders. We did not do any public offer and do not propose to make a public offering of any kind.

II. Distributions to Shareholders
16. Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?
[ ] Yes [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:
(b) Were the distributions made on the basis of net assets?
[ ] Yes [ ] No
(c) Were the distributions made pro rata based on share ownership?
[ ] Yes [ ] No
(d) If No to (b) or (c) above, describe the method of distributions to shareholders.
For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only:
Were any distributions to shareholders made in kind?
[ ] Yes [ ] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17. Closed-end funds only:
Has the fund issued senior securities?
[ ] Yes [ ] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's shareholders?
[ ] Yes [ ] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[ ] Yes [ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[ ] Yes [ ] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?
[ ] Yes [ ] No
21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[ ] Yes [ ] No
If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?
IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or
Liquidation:
(i) Legal expenses:
(ii) Accounting expenses:
(iii) Other expenses (list and identify separately):
(iv) Total expenses (sum of lines (i)-(iii) above):
(b) How were those expenses allocated?
(c) Who paid those expenses?
(d) How did the fund pay for unamortized expenses (if any)?
23. Has the fund previously filed an application for an order of the Commission regarding the
Merger or Liquidation?
[ ] Yes [ ] No
If Yes, cite the release numbers of the Commissions notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. Conclusion of Fund Business


24. Is the fund a party to any litigation or administrative proceeding?


[ ] Yes [X] No


If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


[X] Yes [ ] No


If Yes, describe the nature and extent of those activities:


UIC Trust has filed Form D. UIC Trust was small and not functional before the pandemic, and then destabilized and stopped all activity during the Pandemic. We are now finally cleaning up and correctly organizing the files and compliance with the SEC now that all taxes and filings have been updated with the IRS. Our hope is to one day launch again and build up UCT Immensity FUND, but as of now we are still not active and have no intention of issuing any public securities.




VI. Mergers Only
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger: 811-
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been fi




VERIFICATION The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UIC Trust, (ii) he or she is the Trustee of UIC Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.




Date: February 27th, 2024


/s/Blas Jacob Cabrera//
Blas Jacob Cabrera
Trustee